大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN LTRS/UOB2007/UOB-A08/atl

30 April 2007

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UOB ANNOUNCEMENTS

We enclose the following for your information:

1. News Release dated 27 April 2007 captioned "Appointment of Mr Wee Ee Cheong as CEO of UOB";
2. Announcement dated 27 April 2007 captioned "Resolutions passed at the UOB AGM and EGM"; and
3. Announcement dated 27 April 2007 captioned "Retirement of Director and Member of Audit Committee".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

07023472

Leo Hee Wui
Assistant Secretary

Enc

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

APPOINTMENT OF MR WEE EE CHEONG AS CEO OF UOB

Singapore 27 April 2007 – United Overseas Bank Limited (UOB) is pleased to announce that Mr Wee Ee Cheong has succeeded Mr Wee Cho Yaw as Chief Executive Officer (CEO) of the UOB Group with immediate effect.

Mr Wee Cho Yaw remains Group Chairman. This management succession was announced by the Chairman at the conclusion of UOB's annual general meeting today.

Mr Wee Ee Cheong joined UOB in 1979. He has been a Director of the UOB Board since 1990 and was appointed Deputy Chairman and President in 2000. (Please see his CV attached).

As part of succession planning and the renewal process, UOB's Nominating Committee ("NC") chaired by Independent Director Mr Wong Meng Meng, began a comprehensive exercise to identify a suitable candidate to succeed Mr Wee Cho Yaw as CEO three years ago.

In 2006 Mr Wee Cho Yaw informed the NC of his desire to relinquish his CEO post to facilitate a smooth succession. Having looked at the succession issue over the past years, the NC was of the unanimous view that Mr Wee Ee Cheong is the most suitable candidate in terms of experience, track record, leadership qualities and capabilities.

The NC believes that with over 28 years of experience in the Group, Mr Wee Ee Cheong's intimate knowledge of, and many contributions to the Bank's growth strategies will stand him in good stead to lead the Bank forward and ensure management continuity and stability.

The UOB Board of Directors ("Board") believes that the strength of any organisation is measured by the attention it gives to management succession. For this reason, it accepted Mr Wee Cho Yaw's proposal for the appointment of a new CEO and agreed with the NC's nomination of Mr Wee Ee Cheong. The Board is confident that, with Mr Wee Cho Yaw remaining as Chairman of the Board and its Executive Committee, and Mr Wee Ee Cheong assuming the post of CEO, the UOB Group will continue to prosper and grow from strength to strength.

Explaining his decision to step down as CEO at UOB's AGM, Mr Wee Cho Yaw said, "I have seen UOB grow from a one-branch bank to a regional financial institution with more than 520 branches and offices in 18 countries and territories. I consider it my responsibility to shareholders to ensure a smooth succession and leadership renewal process. But as I have said many times before, UOB is my life. As long as my health permits, I intend to continue to serve as Chairman, and I will continue to have oversight of the strategic growth of the Bank."

Referring to the appointment of Mr Wee Ee Cheong as the new CEO, Mr Wee Cho Yaw said, "Over the past 28 years Ee Cheong has built up a strong rapport with our customers, shareholders and investors, and our colleagues. He has been involved in all aspects of the Bank's operations and has demonstrated his dedication and ability to excel in his career with the Bank. The Board and I are confident that he will lead the UOB Group to greater heights."

Speaking at the AGM, Deputy Chairman & CEO, Mr Wee Ee Cheong thanked the Board for the confidence they have in him and said "I am honoured to be given this opportunity to lead the Bank and I will build upon the strong legacy left by the retiring CEO."

"The management team and I will continue to work closely with the Chairman, tapping on his wealth of experience and knowledge, for the benefit of the Bank and its stakeholders."

- ends -

About United Overseas Bank

UOB is a leading bank in Singapore that provides a wide range of financial services through its global network of 525 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America. It has banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and the Philippines.

UOB is focused on enhancing its leadership in the consumer market, and is today, the largest credit card-issuing bank in Singapore with a card base that has exceeded one million. The Bank also has the largest base of merchants in Singapore, both for consumer and commercial credit card acceptance.

For more information on UOB, visit www.uobgroup.com.

WEE EE CHEONG
Deputy Chairman & CEO, United Overseas Bank Group

Mr Wee Ee Cheong joined UOB as a professional banker in 1979.

He has served as the Deputy Chairman & President of UOB since 2000 and as the Executive Director and Member of UOB's Executive Committee since 1990.

He has worked in and supervised the Bank's various businesses and support functions, and has been actively involved in the Bank's key decision-making for more than 15 years.

Among his achievements are the development of UOB's successful consumer franchise since the late 80's as well as the Bank's recent regional thrust and technology-related initiatives. He also spearheaded the Bank's expansion into new growth areas such as structured trade and commodity finance; and global fund management business.

Over the years, he has built up a strong rapport with the Bank's customers, employees and investors. He has helped lift the Bank's profile through investor relations and communication activities; as well as led the Bank's efforts in employee engagement.

In addition to his corporate responsibilities, Mr Wee also serves on the boards of several external/industry organizations. These include his current chairmanships at the Association of Banks in Singapore and the ASEAN Bankers Association.

As Chairman of the UOB Group Art Committee, Mr Wee has been nurturing local artists and promoting the visual arts scene, through activities like the annual UOB Painting of the Year Competition and Exhibition, which is into its 26th year.

Please see attached CV for further details.

CURRICULUM VITAE
MR WEE EE CHEONG
DEPUTY CHAIRMAN & CEO
UNITED OVERSEAS BANK GROUP



Year of Birth:	1953
Place of Birth:	Singapore
Nationality:	Singapore Citizen
Dialect Group:	Hokkien
Marital Status	Married with 3 children
Education:	Master of Arts (Applied Economics) and Bachelor of Science (Business Administration), The American University
Occupation:	Banker
Present Business Position:	**Deputy Chairman & CEO** of: - United Overseas Bank - Far Eastern Bank **Chairman** of: - UOB Global Capital LLC - OUB Centre **Director** of: - United Overseas Bank (Malaysia) - United Overseas Bank (Thai) Public Company - United Overseas Insurance - United International Securities - UOB Life Assurance - UOB Travel Planners - Visa International (Asia Pacific)

Industry/ Government/ Civic Organisations (Present):	-	Chairman of Association of Banks in Singapore
	-	Chairman of ASEAN Bankers Association
	-	Director of Institute of Banking & Finance
	-	Council member of the Singapore Chinese Chamber of Commerce & Industry
	-	Member of Board of Governors of the Singapore-China Foundation
	-	Member of the Advisory Board of the INSEAD East Asia Council
	-	Member of the Advisory Board of the National Youth Achievement Award
	-	Member of Board of Governors of the HomeTeamNS
Government and Civic Organisations (Past):	-	Deputy Chairman, Housing & Development Board (1995 – 2000)
	-	Director, Port of Singapore Authority (1997 – 2000)

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

Singapore, 27 April 2007 – United Overseas Bank Limited ("UOB") wishes to announce that all the resolutions relating to the business set out in the Company's Notice of Annual General Meeting ("AGM") dated 4 April 2007, including the payment of the final dividend of 50 cents and a Special Dividend of 10 cents per ordinary share less tax have been duly passed by shareholders at the AGM held on 27 April 2007.

UOB wishes to further announce that:-

a) Resolution 1 set out in the Notice of the Extraordinary General Meeting ("EGM") dated 4 April 2007 on the proposed Renewal of the Share Purchase Mandate has been duly passed by shareholders at the EGM held on 27 April 2007.

b) Resolutions 2 and 3 set out in the notice of EGM on the proposed Adoption of the UOB Performance Share Plan and the proposed Amendment to the Articles of Association of UOB were withdrawn.

As announced by the Company on 28 February 2007, the Share Transfer Books and Register of Members of the Company will be closed from 10 May to 11 May 2007, both dates inclusive. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 3 Church Street #08-01 Samsung Hub, Singapore 049483, up to 5.00 p.m. on 9 May 2007 will be registered to determine shareholders' entitlement to the final and special dividend which will be paid on 22 May 2007. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd, the final dividend will be paid by the Company to CDP which will, in turn, distribute the dividend entitlements to the shareholders.

Mrs Vivien Chan
Company Secretary

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

RETIREMENT OF DIRECTOR AND MEMBER OF AUDIT COMMITTEE

Singapore, 27 April 2007 - United Overseas Bank Limited ("the Bank") wishes to announce that Mr Ng Boon Yew has retired as Director of the Bank's Board and as Member of the Bank's Audit Committee with effect from 27 April 2007.

Vivien Chan
Company Secretary

END